Grandview Gold Inc.

(An Exploration Stage Company)

Financial Statements

May 31, 2007 and 2006

Grandview Gold Inc.

(An Exploration Stage Company)

Financial Statements

May 31, 2007 and 2006

(Audited)

July 30, 2007

Report of Independent Registered Public Accounting Firm

To the Shareholders of Grandview Gold Inc.

We have audited the balance sheets of Grandview Gold Inc. (An Exploration Stage Company) as at May 31, 2007 and 2006 and the statements of operations and deficit and cash flows for each of the years in the three-year period ended May 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as at May 31, 2007 and 2006 and the results of its operations and its cash flows for each of the years in the three-year period ended May 31, 2007 in accordance with Canadian generally accepted accounting principles.

“McCarney Greenwood LLP”

Toronto, Canada	McCarney Greenwood LLP
Chartered Accountants
Licensed Public Accountants

Comments by Auditors on United States of
America-Canada Reporting Differences

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the financial statements. Our report to the shareholders dated July 30, 2007 is expressed in accordance with Canadian reporting standards which do not require a reference to such conditions and events in the auditors' report when these are adequately disclosed in the financial statements.

“McCarney Greenwood LLP”

Toronto, Canada	McCarney Greenwood LLP
Chartered Accountants
Licensed Public Accountants

Grandview Gold Inc.
(An Exploration Stage Company)
Balance Sheets
As at May 31,

	2007	2006
Assets
Current assets
Cash and cash equivalents	$1,299,277	$3,802,800
Marketable securities (Note 4)	-	9,766
GST and sundry receivable	221,931	130,297
Prepaid expenses	158,692	20,637
Exploration advances, net	312,491	271,977
	1,992,391	4,235,477
Due from a related party (Note 12(vi))	90,000	-
Mining interests (Note 5)	7,134,618	3,415,766
	$9,217,009	$7,651,243
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$416,774	$421,502

Shareholders' equity
Share capital (Note 6(b))	11,019,703	9,543,301
Warrants (Note 7)	2,611,614	2,086,995
Contributed surplus (Note 8)	3,356,344	1,547,701
Accumulated deficit	(8,187,426)	(5,948,256)
	8,800,235	7,229,741
	$9,217,009	$7,651,243

Nature of operations and going concern assumption (Note 1)

 Commitments (Note 13)

The notes to financial statements are an integral part of these statements.

Approved by the Board of Directors:

“Richard Brown”	, Director
“Paul Sarjeant”	, Director

Grandview Gold Inc.
(An Exploration Stage Company)
Statements of Operations and Deficit

				Cumulative
				from date of
				inception
				of the
				exploration
	Year end May 31,			stage (March
	2007	2006	2005	26, 2004)

Expenses
Stock-option compensation (Note 8)	$1,358,687	$573,700	$775,613	$2,708,000
Investor relations, business development
and reporting issuer maintenance
costs	441,612	343,166	234,108	1,025,383
Management services	381,384	205,203	262,863	849,450
Professional fees	317,768	229,298	172,089	733,939
Office and administration	173,741	213,279	40,891	451,056
Flow-through interest expense	141,366	-	-	141,366
Write-down of marketable securities	9,766	-	-	25,000
Bad debt	-	-	-	1,235

	2,824,324	1,564,646	1,485,564	5,935,429

(Loss) before the under noted	(2,824,324)	(1,564,646)	(1,485,564)	(5,935,429)
Interest income	21,682	-	-	21,682
Forgiveness of debt	-	-	-	35,667
Failed merger costs	-	(170,000)	-	(170,000)

(Loss) before income taxes	(2,802,642)	(1,734,646)	(1,485,564)	(6,048,080)
Future income tax (recovery) (Note 10)	(563,472)	(731,430)	-	(1,294,902)

Net (loss) for the period	(2,239,170)	(1,003,216)	(1,485,564)	(4,753,178)

Accumulated deficit, beginning of
period	(5,948,256)	(4,945,040)	(3,459,476)	(3,434,248)

Accumulated deficit, end of period	$(8,187,426)	$(5,948,256)	$(4,945,040)	$(8,187,426)

Basic (loss) per share (Note 9)	$(0.11)	$(0.07)	$(0.14)

Diluted (loss) per share (Note 9)	$(0.11)	$(0.07)	$(0.14)

The notes to financial statements are an integral part of these statements.

Grandview Gold Inc.
(An Exploration Stage Company)
Statements of Cash Flows

				Cumulative
				from date of
				inception
				of the
				exploration
	Year end May 31,			stage (March
	2007	2006	2005	26, 2004)
Cash flows from operating activities
Net (loss) for the period	$(2,239,170)	$(1,003,216)	$(1,485,564)	$(4,753,178)
Items not involving cash:
Write-down of marketable securities	9,766	-	-	25,000
Forgiveness of debt	-	-	-	(35,667)
Write-off of bad debts	-	-	-	1,235
Stock-option compensation (Note 8)	1,358,687	573,700	775,613	2,708,000
Future income tax recovery	(563,472)	(731,430)	-	(1,294,902)
Changes in non-cash operating working
capital:
GST receivable	(91,634)	(105,309)	(24,498)	(221,441)
Prepaid expenses	(138,055)	(14,967)	(5,670)	(158,692)
Accounts payable and accrued
liabilities	(4,728)	288,486	94,759	422,943
Cash flows (used in) operating activities	(1,668,606)	(992,736)	(645,360)	(3,306,702)
Cash flows from financing activities
Repayment of loans from related parties	-	-	(28,594)	(28,594)
Share/warrant issuance	3,022,499	8,146,351	1,450,000	12,618,850
Cost of issuance	(249,300)	(866,375)	(124,081)	(1,239,756)
Proceeds from loan (Note 6(b)(viii))	-	175,000	-	175,000
Repayment of loan (Note 6(b)(viii))	-	(75,000)	-	(75,000)
Cash flows from financing activities	2,773,199	7,379,976	1,297,325	11,450,500
Cash flows from investing activities
Exploration advances	(40,514)	(271,977)	-	(312,491)
Expenditures on mining interests	(3,477,602)	(2,556,530)	(407,899)	(6,442,031)
Due from a related party (Note 12(vi))	(90,000)	-	-	(90,000)
Cash flows (used in) investing
activities	(3,608,116)	(2,828,507)	(407,899)	(6,844,522)
Change in cash and cash equivalents
during the period	(2,503,523)	3,558,733	244,066	1,299,276

Cash and cash equivalents, beginning
of period	3,802,800	244,067	1	1
Cash and cash equivalents, end
of period	$1,299,277	$3,802,800	$244,067	$1,299,277
Supplement schedule of non-cash transactions
Share issuance included in mining
interest (Note 5(b)(iii),5(d))	$56,500	$200,000	$250,775	$507,275
Warrant issuance included in mining
interest (Note 5(b)(iii),5(c)(iii),5(d))	$184,750	$-	$-	$184,750

The notes to financial statements are an integral part of these statements.

Grandview Gold Inc.
(An Exploration Stage Company)
Statements of Mineral Properties

				Cumulative
				from date of
	Year end May 31,			inception
	2007	2006	2005	of projects
Pony Creek Carlin Trend Project,
Nevada, USA (Note 5(a))
Balance, beginning of year	$1,881,582	$411,874	$-	$-
Drilling, assays and related field work	2,304,714	1,051,688	247,899	3,604,301
Project administration and general	32,810	9,021	-	41,831
Property acquisition and holding costs	167,351	408,999	163,975	740,325
Total expenditures during the year	2,504,875	1,469,708	411,874	4,386,457
Balance, end of year	4,386,457	1,881,582	411,874	4,386,457
Red Lake Gold Camp, Ontario, Canada
(Note 5(b))
Balance, beginning of year	1,074,803	5,562	562	-
Drilling, assays and related field work	375,907	727,261	5,000	1,108,730
Property acquisition and holding costs	80,450	341,980	-	422,430
Total expenditures during the year	456,357	1,069,241	5,000	1,531,160
Balance, end of year	1,531,160	1,074,803	5,562	1,531,160
Rice Lake Gold Camp, Manitoba,
Canada (Note 5(c))
Balance, beginning of year	459,381	241,800	-	-
Drilling, assays and related field work	130,512	150,772	5,000	286,284
Property acquisition and holding costs	78,704	66,809	236,800	382,313
Total expenditures during the year	209,216	217,581	241,800	668,597
Balance, end of year	668,597	459,381	241,800	668,597
Rocky Ridge Gold Property, Manitoba,
Canada (Note 5(d))
Balance, beginning of year	-	-	-	-
Drilling, assays and related field work	415,904	-	-	415,904
Property acquisition and holding costs	132,500	-	-	132,500
Total expenditures during the year	548,404	-	-	548,404
Balance, end of year	548,404	-	-	548,404
	$7,134,618	$3,415,766	$659,236	$7,134,618

The notes to financial statements are an integral part of these statements.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Financial Statements
May 31, 2007, 2006 and 2005

1.	Nature of operations and going concern assumption

Grandview Gold Inc. (the "Company") is a gold exploration company focused on exploring and developing gold properties in gold camps of North America.

The Company was incorporated under the laws of the Province of Ontario. The Company was previously in the business of investing significant equity interests in high-technology companies. As at March 26, 2004, the Company changed its direction to a gold exploration company. To date, the Company has not earned significant revenues from gold exploration and is considered to be in the exploration stage. As such, the Company will be applying Accounting Guideline 11 "Enterprises in the Development Stage" as required by Canadian Institute of Chartered Accountants ("CICA") Handbook effective March 26, 2004 onwards.

These statements have been prepared on the basis of accounting principles applicable to a going concern, which contemplates the realization of its assets and the settlement of its liabilities in the normal course of operations. The Company's ability to continue its operations is dependent upon obtaining necessary financing to complete the development of its mineral interests and/or the realization of the proceeds from the sale of one or more of its mineral interests. These financial statements do not include adjustments related to the carrying values and classifications of assets and liabilities that would be necessary should the Company be unable to continue in business.

2.	Summary of significant accounting policies

The significant accounting policies for the Company are as follows:

(a) Basis of presentation

The financial statements are presented in Canadian dollars and are prepared in accordance with accounting principles generally accepted in Canada.

A summary of the differences between accounting principles generally accepted in Canada ("Canadian GAAP") and those generally accepted in the United States ("US GAAP") which affect the Company is contained in Note 16.

(b) Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of the recoverability of mining interest costs, the asset retirement obligation, the valuation allowance of future tax asset, the calculation of stock-based compensation expense and warrants. Actual results may differ significantly from these estimates.

(c) Marketable securities

Marketable securities are recorded at the lower of cost and quoted market value.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Financial Statements
May 31, 2007, 2006 and 2005

2.	Summary of significant accounting policies (Continued)

	(d)	Mineral property costs

Direct exploration and development costs are deferred in the accounts, net of amounts recovered from third parties, including receipts from options. At production, these costs will be amortized using the units-of-production method based on estimated reserves. Costs relating to properties abandoned are written off when the decision to abandon is made, or earlier if a determination is made that the property does not have economically recoverable reserves.

The recorded book value of the Company's mineral properties in North America is not intended to reflect the present or future value of the gold projects.

The Company is in the process of exploring and developing its properties in North America. On a regular basis, the Company reviews the carrying values of deferred mineral property acquisition and exploration expenditures with a view to assessing whether there has been any impairment in value. If after the review, it is determined that the carrying amount of a mining interest is impaired, that mining interest is written-down to its estimated net realizable value. A mining interest is reviewed for impairment when events or changes in circumstances indicate that its carrying amount may not be recoverable.

The amounts shown for mining properties do not necessarily represent present or future values. Their recoverability is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof.

	(e)	Flow-through financing

The Company has financed a portion of its exploration activities through the issue of flow-through shares, which transfer the tax deductibility of exploration expenditures to the investor. Proceeds received on the issue of such shares have been credited to capital stock and the related exploration costs have been charged to mineral properties. Resource expenditure deductions for income tax purposes related to exploration and development activities funded by flow-through share arrangements are renounced to investors in accordance with income tax legislation. When these expenditures are renounced, temporary taxable differences created by the renunciations reduce share capital.

	(f)	Asset retirement obligations

Section 3110 of the CICA Handbook requires the recognition of a liability for obligations relating to the retirement of property, plant and equipment and obligations arising from acquisition, construction, development or normal operations of those assets. The Company recognizes the fair value of a liability for an asset retirement obligation ("ARO") in the year in which a reasonable estimate of the fair value can be made. The estimates are based principally on legal and regulatory requirements. It is quite possible that the Company's estimates of its ultimate reclamation and closure liabilities associated with any mine or facility built will change as a result of changes in regulations, changes in the extent of environmental remediation required, changes in the means of reclamation or changes in cost estimates. Consequently, changes resulting from revisions to the timing or the amount of the original estimated of undiscounted cash flows will be recognized as an increase or a decrease to the carrying amount of the liability and related long-lived asset. The liability will be increased for the passage of time and reported as an operating expense (accretion cost).

The Company has no asset retirement obligations as at May 31, 2007.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Financial Statements
May 31, 2007, 2006 and 2005

2.	Summary of significant accounting policies (Continued)

	(g)	Income taxes

Income taxes are calculated using the asset and liability method of tax accounting. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are determined based on temporary differences between the accounting and tax bases of assets and liabilities and on unclaimed losses carried forward and are measured using the tax rates expected to be in effect when these temporary differences are expected to reverse or losses are expected to be utilized. The amount of future income tax assets recognized is limited to the amount of the benefit that is more likely than not to be realized, and a valuation allowance is applied against any future tax asset if it is more likely than not that the asset will not be realized.

	(h)	Stock-based compensation

The fair value of the stock options granted is determined using the Black-Scholes option pricing model and management's assumptions as disclosed in Note 8 and recorded as stock-based compensation expense over the vesting period of the stock-options, with the offsetting credit recorded as an increase in contributed surplus.

If the stock options are exercised, the proceeds are credited to share capital and the fair value at the date of grant is reclassified from contributed surplus to share capital.

	(i)	Revenue recognition

Gains and losses on sale of marketable securities and properties are recognized when realized. Interest income is recognized on the accrual basis.

	(j)	Share issue costs and reorganization costs

Share issue costs are recorded as a reduction of share capital. Reorganization costs are charged to deficit.

	(k)	Translation of foreign currencies

Foreign currency accounts are translated into Canadian dollars as follows:

At the transaction date, each asset, liability, revenue or expense is translated into Canadian dollars by the use of the exchange rate in effect at that date. At the year end date, monetary assets and liabilities are translated into Canadian dollars by using the exchange rate in effect at that date and the resulting foreign exchange gains and losses are included in operations in the current period.

3.	New accounting pronouncement

Financial instruments, Equity and Comprehensive Income

The Accounting Standard Board issued new accounting standards: Handbook Section 1530, Comprehensive Income, Handbook Section 3251, Equity, Handbook Section 3855, Financial Instruments – Recognition and Measurement and Handbook Section 3865, Hedges; effective for financial statements relating to fiscal years beginning on or after October 1, 2006, dealing with the recognition, measurement and disclosure of financial instruments, hedges and comprehensive income. Consistent with US and international reporting requirements, these standards require that certain gains and losses be recorded in a separate statement as comprehensive income. Fair value is considered the most relevant measure for financial instruments, which are any contracts that give rise to a financial asset of one party and a financial liability or equity instrument of another party. The Company intends to adopt these policies effective June 1, 2007 and will report comprehensive income, equity and financial instruments in accordance with the relevant sections of the CICA Handbook - 1530, 3251, and 3855, respectively.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Financial Statements
May 31, 2007, 2006 and 2005

3.	New accounting pronouncement (Continued)

Financial instruments, Equity and Comprehensive Income (Continued)

In addition to disclosing a new comprehensive income statement, the primary effect on the Company will be that all financial instruments will be measured at fair value. The Company will be required to separately disclose available-for-sale financial assets, which are those non-derivative financial assets that are designated as available for sale, or that are not classified as loans and receivables, held-to-maturity investments, or held for trading.

Any gains and losses arising from a change in the fair value of a financial asset or financial liability that is classified as held for trading (including assets previously disclosed as marketable securities, but excluding hedges) will be recognized in net income in the periods in which they arise. Certain gains and losses on financial assets classified as "available-for-sale" will be recognized in other comprehensive income until the financial asset is no longer recognized or becomes impaired.

4.	Marketable securities

Marketable securities consists of:

	Year end May 31,
	2007	2006	2005

Navitrak International Corporation
Common shares (at cost)	$325,305	$325,305	$325,305
Less: write-down to market	(325,305)	(315,539)	(315,539)

	$-	$9,766	$9,766

As at May 31, 2007, the Company owned 488,300 (2006 - 488,300 and 2005 - 488,300) common shares of Navitrak International Corporation ("Navitrak"). Navitrak's common shares are no longer traded on TSX Venture Exchange, therefore, management decided to write-down the carrying value of this investment to $Nil.

The market value of the marketable securities as of May 31, 2007 was $Nil (2006 - $21,974 and 2005 -$21,974).

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Financial Statements
May 31, 2007, 2006 and 2005

5.	Mining interests

	(a)	Pony Creek Carlin Trend Project, Nevada, USA

On July 27, 2004, the Company entered into an option agreement with Mill City Gold Corp. (formerly Mill City International Corporation) ("Mill City") to earn a 60% interest in the Pony Creek/Elliot Dome Property in the State of Nevada, USA. In order to earn this option the Company must do the following:

		(i)	after 10 business days of signing the agreement issue 400,000 common shares to Mill City, which were valued at $4,000 (issued - Note 6(b));

		(ii)	spend or cause to be spent $500,000 US on the properties by July 31, 2005 (completed);

		(iii)	spend or cause to be spent $1,000,000 US on the properties by July 31, 2006 (completed);

(iv)

during this 2 year period the Company and Mill City will look for a joint venture partner who is a major mining and exploration company ("major"). This major would provide assistance with deep hole structural modelling as well as geological database development. In return for the assistance the major will be offered a 1st right of refusal option to earn a 60% interest in the properties by completing a bankable feasibility study;

(v)

Mill City will enter into a Professional Geological Services Contract with the Company specifically mandated to ensure all communications with the major are maximized. The Company will pay Mill City $7,250 US per month for the first year and $8,250 US per month for the second year for the various services outlined in the contract;

(vi)

if the Company is able to complete sections (i), (ii), (iii) and (iv), Mill City can elect to convert its 40% interest to a 20% carried interest. If Mill City does not convert to a carried interest, it is responsible for 40% of the costs associated with the project. There is a 4% Net Smelter Return ("NSR") payable to an individual who owned the property and it will be reduced to 2% as the Company has the option to purchase another 1% from each property prior to the commencement of commercial production for $1,500,000 US each, for a total of $3,000,000 US;

(vii)

if the Company cannot satisfy the conditions of finding a major it can still earn the 60% interest by spending an additional $2,000,000 US by August 31, 2007 and continue the Professional Geological Services Contract for a further year. The NSR will not be reduced from 4% to 2% but the Company may purchase 1% from each property prior to commencement of commercial production for $1,000,000 US each for a total of $2,000,000 US. As of January 21, 2005, the Company and Mill City have amended the option agreement of July 27, 2004. The Company and Mill City have agreed to revise the Agreement by removing the Company's obligation to enter into a Professional Geological Services Contract with Mill City and add that the Company will be responsible for all future underlying advance royalty payments. The terms of the Agreement, as amended, will be contained in a standard form Option Agreement dated April 13, 2005 (Note 15(i)).

	(b)	Red Lake Gold Camp, Ontario, Canada

(i)

The Company owns a 100% interest in 8 mining claims with an estimated total area of 60 hectares located in the Red Lake Area, District of Kenora, in Northwestern Ontario. The mining claims were written off several years ago when the Company decided to change its business. Since the Company has changed back to resource exploration the Company is once again capitalizing the expenditures related to these claims.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Financial Statements
May 31, 2007, 2006 and 2005

5.	Mining interests (Continued)

	(b)	Red Lake Gold Camp, Ontario, Canada (Continued)

		(ii)	On October 18, 2005, the Company signed a definitive Option Agreement with Fronteer Development Group Inc. (“Fronteer”) for Fronteer’s Dixie Lake Property on the following terms and conditions:

(a)

the Company shall earn a 51% interest in the Dixie Lake Property by incurring exploration expenditures of $300,000 (completed), assuming payments totaling $75,000 to the underlying property vendor; and

			(b)	issuing 160,000 shares of the Company at $1.25 per share for a total value of $200,000, to a third party as a finder’s fee (Note 6(b)) (issued).

(iii)

On January 26, 2007, the Company announced it had signed a formal option agreement with EMCO SA, (“EMCO”) relating to the acquisition of an option to acquire a 60 percent interest in the 10 unpatented and 2 patented claims in Sanshaw-Bonanza gold property on the following terms and conditions:

(a)

the Company has an option to earn an undivided 60 percent interest in the Sanshaw-Bonanza property by incurring $250,000 in resource exploration and development expenditures on or before August 31, 2007; and

(b)

issuing 115,000 of the Company's common shares (55,000 common shares were issued and valued at $22,000) in tranches over an 18-month period and 200,000 warrants (issued) at an exercise price of $1.40 per share which will expire 36 months from the date of issuance.

The fair value of the 200,000 common share purchase warrants issued for the 60 percent interest in the 10 claim Sanshaw-Bonanza gold property has been estimated to be $32,200 using the Black-Scholes option pricing model. In determining this value, the following assumptions were used: risk-free interest rate of 3.96%, dividend yield of 0%, expected stock volatility of 101% and an expected life of 36 months.

Terms of the agreement provide for the dilution of EMCO’s interest in the property to 10% on the occurrence of certain events, which would then convert their interest to a 3% NSR. An underlying 1.5% NSR remains with the original property owner.

	(c)	Rice Lake Gold Camp, Manitoba, Canada

(i)

The Company currently holds 100% interest in eleven mining claims covering approximately 234 hectares in close proximity to the Bissett Gold Mine (San Antonio Mine) located on the Rice Lake greenstone belt, in southeastern Manitoba. (Note 6(b)(vii)).

(ii)

On September 30, 2005, the Company and Marum Resources Inc. (“Marum”) entered into an option agreement to jointly explore Marum’s 100% owned Gem gold property at the eastern end of Manitoba’s Rice Lake Greenstone Belt.

The Company can earn a 50% undivided interest in the Gem property by performing $250,000 in exploration work on the Property, at a cumulative rate of $125,000 by September 30, 2006 and $250,000 by September 30, 2007, such work to include a high-resolution aeromagnetic survey with a maximum 50-metre line spacing (completed). The Company will be the operator of the property until such time as its option to earn the 50% interest is exercised.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Financial Statements
May 31, 2007, 2006 and 2005

5.	Mining interests (Continued)

(c)	Rice Lake Gold Camp, Manitoba, Canada (Continued)

In December 2006, Marum Resources Inc. ("Marum") and the Company agreed to amend their option agreement dated September 30, 2005, whereby the Company shall earn a 50% interest in the property by spending $250,000 in exploration work before September 30, 2007. Marum and the Company have agreed to extend the earn-in period to December 31, 2007.

(iii)

On February 23, 2007, the Company purchased, from McKeena Gold Inc. (“McKeena”), a 100% interest in the Angelina and the Banksian gold properties (Manitoba). The Angelina gold property comprises 351 hectares and the Banksian gold property consists of 14 claims totaling 2,824 hectares. In order to acquire these properties the Company must do the following:

	(a)	Issuance of 100,000 common share warrants (issued) at an exercise price of $0.70, expiring February 28, 2008;

	(b)	Issuance of 250,000 common share warrants (issued) at an exercise price of $0.70, expiring February 28, 2008.

The fair value of the 350,000 common share purchase warrants issued for the Angelina and Banksian gold properties has been estimated to be $74,550 using the Black-Scholes option pricing model. In determining this value, the following assumptions were used: risk-free interest rate of 4.02%, dividend yield of 0%, expected stock volatility of 102% and an expected life of 12 months.

(d)	Rocky Ridge Gold Property, Manitoba, Canada

On November 23, 2006, the Company signed a formal option agreement with Harvest Gold Corp ("Harvest Gold") relating to the acquisition of a 70 percent interest in the Rocky Ridge gold property in Manitoba on following terms and conditions:

(i)	the Company had an option to earn an undivided 70 percent interest in the Rocky Ridge property by paying an amount of $85,000 and incurring $600,000 in resource exploration; and

(ii)	issuing 225,000 shares of the Company, over a two-year period.

On signing, the Company was required to make a payment of $20,000 (accrued) and issue 50,000 (valued at $34,500) shares (issued) to Harvest Gold (Note 6(b)).

At the end of year one, the Company is required to incur $250,000 in exploration expenditures, make a payment of $30,000, and issue 75,000 shares to Harvest Gold. At the end of year two, the Company is required to make a further $350,000 in exploration expenditures, make a final $35,000 payment, and issue the outstanding 100,000 common shares.

Harvest Gold has an option to buy-out up to two percent of a three percent underlying NSR (Net Smelter Royalty) assigned to the original property owner, at a cost of $250,000 per each one percent, for a potential total of $500,000. The one to two percent NSR buy-out would occur on a pro-rata basis, with the Company acquiring 70 percent and Harvest Gold acquiring 30 percent.

A finders fee of 250,000 common share purchase warrants exercisable at $1.00 for a period of two years was issued in connection with the transaction. The value assigned to these warrants was $78,000 using the Black-Scholes option pricing model with the following assumptions: expected dividend yield - 0%; expected volatility - 101%; risk-free interest rate - 3.85% and an expected life of 2 years.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Financial Statements
May 31, 2007, 2006 and 2005

6.	Share capital

	(a)	Authorized

Unlimited number of common shares.

Unlimited number of preference shares. The preference shares are without par value, redeemable, voting, non-participating, and are convertible into common shares at the rate of one common share for five preference shares (none currently issued and outstanding).

	(b)	Issued

	Number
	of
	shares	Amount

Balance, May 31, 2004 and May 31, 2003	3,270,998	$3,378,444
Stock split (3 for 1) (i)	6,541,996	-
Private placement (ii)	120,000	120,000
Private placement (iii)	150,000	150,000
Mineral property acquisition (Note 5(a))	400,000	4,000
Private placement (iv)	175,000	175,000
Private placement (v)	1,005,000	1,005,000
Warrant valuation (v)	-	(138,188)
Mineral property acquisition (vi)	118,500	159,975
Mineral property acquisition (vii)	70,000	86,800
Cost of issue - warrant valuation (v)	-	(35,200)
Cost of issue - cash laid out	-	(124,081)

Balance, May 31, 2005	11,851,494	4,781,750
Private placement (ix)	2,019,104	2,523,880
Debt conversation (viii) and (ix)	80,000	100,000
Warrant valuation (ix)	-	(178,023)
Private placement (x)	590,320	737,900
Warrant valuation (x)	-	(111,498)
Shares issued for a finders' fee (Note 5(b)(ii))	160,000	200,000
Private placement (xi)	400,000	500,000
Private placement (xiii)	3,985,974	4,384,571
Warrant valuation (xiv)	-	(1,335,301)
Cost of issue - broker warrant valuation (viii), (ix), (xi) and (xiii)	-	(462,173)
Cost of issue - cash laid out	-	(866,375)
Flow-through cost of issue (xii)	-	(731,430)

Balance, May 31, 2006	19,086,892	9,543,301
Private placement (xiv)	2,399,998	1,559,999
Warrant valuation (xiv)	-	(284,400)
Mineral property acquisition (Note 5(d))	50,000	34,500
Mineral property acquisition (Note 5(b)(iii))	55,000	22,000
Private placement (xv)	3,250,000	1,462,500
Warrant valuation (xv)	-	(339,625)
Cost of issue - cash laid out (xiv) and (xv)	-	(249,300)
Cost of issue - finder options valuation (xiv) and (xv)	-	(165,800)
Flow-through cost of issue (xvi)	-	(563,472)

Balance, May 31, 2007	24,841,890	$11,019,703

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Financial Statements
May 31, 2007, 2006 and 2005

6.	Share capital (Continued)

	(b)	Issued (Continued)

		(i)	On July 6, 2004, the Company filed Articles of Amendment to split its shares at a rate of 3 for 1.

		(ii)	On July 22, 2004, the Company entered into a subscription agreement to sell 120,000 common shares for $1.00 per share for gross proceeds to the Company of $120,000.

		(iii)	On August 23, 2004, the Company entered into a subscription agreement to sell 150,000 common shares for $1.00 per share for gross proceeds to the Company of $150,000.

		(iv)	On September 30, 2004, the Company entered into a subscription agreement to sell 175,000 common shares at $1.00 per share for total proceeds to the Company of $175,000.

(v)

On December 23, 2004, the Company completed a private placement of 1,005,000 units of the Company at a price of $1.00 per unit for aggregate proceeds of $1,005,000. Each unit is comprised of one common share of the Company and one-half of a common share purchase warrant. Each warrant entitles the holder to purchase one common share at an exercise price of $1.50 until December 23, 2005. For purposes of estimating the fair market value under the Black-Scholes option pricing model, the warrants were valued at $138,188. The following assumptions were used to estimate this figure: expected dividend yield - 0%; expected volatility - 100%; risk-free interest rate - 4.00%; and an expected average life of 12 months.

The Company also issued as consideration for services of certain registered brokers (the "Agents") in connection with the placement, the Company granted 100,000 compensation warrants each exercisable at $1.15 into common shares for up to 12 months after the date of issue. For purposes of estimating the fair market value under the Black-Scholes option pricing model, the warrants were valued at $35,200. The following assumptions were used to estimate this figure: expected dividend yield - 0%; expected volatility - 100%; risk-free interest rate - 4.00%; and an expected average life of 12 months.

(vi)

On April 14, 2005, the Company signed a formal Option Agreement with Mill City Gold Corp. (“Mill City Gold”) relating to the Pony Creek/Elliott Dome property located on the Carlin Trend, Nevada, USA. Under the terms of the Option Agreement, the Company has the right to earn an undivided 60% interest in the Pony Creek/Elliot Dome property by spending US$3,500,000 over three years and issuing Mill City Gold an additional 118,500 shares of the Company, which were valued at $159,975.

(vii)

On April 27, 2005, the Company completed the acquisition of a 100% interest in 11 strategically located mining claims, totaling 234 hectares, from Wildcat Exploration Ltd by issued 70,000 common shares, which were valued at $86,800. The 11 claims are located in the central area of the Bissett Gold Camp situated near the Manitoba / Ontario provincial border and approximately 240 road kilometres northeast of Winnipeg.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Financial Statements
May 31, 2007, 2006 and 2005

6.	Share capital (Continued)

	(b)	Issued (Continued)

(viii)

On August 16, 2005, the Company entered into a loan agreement with an arm's length party (Northrup Development Corporation) (the "Lender"), whereby the Lender loaned the Company $175,000 to be repaid on September 16, 2005 (the "Due Date"). Additionally, the Lender charged the Company a loan fee of $20,000 for a total obligation of $195,000. The loan was unsecured, non-interest bearing, and was subject to a late payment penalty of $5,000 for each 30 day period that the loan was outstanding commencing on the day immediately following the Due Date. The Lender could exchange all or part of the loan and loan fee for securities of the Company, if it is exercised concurrently with an Offering of the Company. During the year, the Lender exercised the option to obtain $100,000 in securities (80,000 units) at the same terms and conditions as the concurrent unit private placement (Note 6(b)(ix)) and paid the Lender $95,000 in cash.

(ix)

On August 31, 2005 the Company closed a brokered private placement of 819,104 units at a price of $1.25 per unit, plus 1,200,000 flow-through shares at a price of $1.25 per flow-through share, for aggregate proceeds of $2,523,880 to the Company. Each unit consists of one common share of the Company and one-half of a common share purchase warrant. Each whole warrant is exercisable to acquire one common share at an exercise price of $1.75 until August 31, 2006. 449,552 warrants were issued through this private placement (includes 40,000 warrants described in Note 6(viii)). The estimated fair market value under the Black-Scholes option pricing model was $178,023. The following assumptions were used to estimate this amount: expected dividend yield - 0%; expected volatility 106.59%, risk-free interest rate - 2.85% and an expected average life of 12 months.

In consideration for services, the Company paid the Agents cash consideration totaling 8% of the gross proceeds raised from the private placement as well as reasonable expenses of the Agents and Agents' counsel and issued 209,910 compensation options to purchase units, equal to 10% of the number of securities sold. Each unit can be exercised for $1.25 until August 31, 2006 and consists of one common share of the Company and one-half of a common share purchase warrant. Each whole warrant is exercisable to acquire one common share at an exercise price of $1.75 until August 31, 2006. The estimated fair market value under the Black-Scholes option pricing model was $108,733. The following assumptions were used to estimate this amount: expected dividend yield - 0%; expected volatility 106.59%, risk-free interest rate - 2.85% and an expected average life of 12 months.

(x)

On September 15, 2005, the Company closed a private placement of 570,320 units at a price of $1.25 per unit and 20,000 flow-through shares at a price of $1.25 per flow-through share, for aggregate proceeds of $737,900.

Each unit consists of one common share of the Company and one-half of a common share purchase warrant. Each whole warrant is exercisable to acquire one common share at an exercise price of $1.75 until September 15, 2006. 285,160 warrants were issued through this private placement. The estimated fair market value under the Black-Scholes option pricing model was $111,498. The following assumptions were used to estimate this amount: expected dividend yield - 0%; expected volatility 105.64%, risk-free interest rate - 2.95% and an expected average life of 12 months.

In consideration for services, the Company paid the Agents cash consideration totaling 8% of the gross proceeds raised from the private placement as well as reasonable expenses of the Agents and Agents' counsel and issued 59,032 compensation options to purchase units, equal to 10% of the number of securities sold. Each unit can be exercised for $1.25 until September 15, 2006 and consists of one common share of the Company and one-half of a common share purchase warrant. Each whole warrant is exercisable to acquire one common share at an exercise price of $1.75 until September 15, 2006. The estimated fair market value under the Black-Scholes option pricing model was $30,342. The following assumptions were used to estimate this amount: expected dividend yield - 0%; expected volatility 105.64%, risk-free interest rate - 2.95% and an expected average life of 12 months.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Financial Statements
May 31, 2007, 2006 and 2005

6.	Share capital (Continued)

	(b)	Issued (Continued)

		(xi)	On October 19, 2005, the Company closed a private placement of 400,000 flow-through shares at a price of $1.25 per flow-through share, for aggregate proceeds of $500,000.

The Company paid, as consideration for services, the Agents in connection with the placement cash commissions totaling 8% of the gross proceeds raised from the private placement and issued 40,000 compensation options to purchase units, equal to 10% of the number of securities sold. Each unit can be exercised for $1.25 until October 19, 2006 and consists of one common share of the Company and one-half of a common share purchase warrant. Each whole warrant is exercisable to acquire one common share at an exercise price of $1.75 until October 19, 2006. The estimated fair market value under the Black-Scholes option pricing model was $21,360. The following assumptions were used to estimate this amount: expected dividend yield - 0%; expected volatility 109.86%, risk-free interest rate - 3.35% and an expected average life of 12 months.

(xii)

The flow-through renunciation from the private placements listed in Note 6(b)(ix) creates a future income tax liability of approximately $731,430 which was allocated as a cost of issuing the flow-through shares after December 31, 2005.

(xiii)

On March 27, 2006, the Company closed a private placement of 3,985,974 units at a price of $1.10 per unit for total proceeds of $4,384,571. Each unit is consists of one common share of the Company and one-half of a common share purchase warrant. Each warrant is exercisable to acquire one common share at an exercise price of $1.75 for a period of 3 years from the closing. The estimated fair market value under the Black-Scholes option pricing model, was $1,335,301. The following assumptions were used to estimate this amount: expected dividend yield - 0%; expected volatility 112.20%; risk-free interest rate - 3.95%; and an expected average life of 36 months. The placement was brokered by Haywood Securities Inc. and Coniston Investment Corp. for a negotiated commission of 8% of the total proceeds, as well as 398,597 broker warrants exercisable at $1.10 for 36 months. The estimated fair market value under the Black-Scholes option pricing model, was $301,738. The following assumptions were used to estimate this amount: expected dividend yield - 0%; expected volatility 112.20%; risk-free interest rate - 3.95%; and an expected average life of 36 months.

(xiv)

On December 28, 2006, the Company raised gross proceeds of $1,559,999 by way of a non-brokered private placement. The private placement consisted of 2,399,998 "flow-through" units at a price of $0.65 per unit. Each unit consisted of one flow-through common share of the Company and one-half of one non flow-through common share purchase warrant. Each whole warrant is exercisable to acquire one common share of the Company at a price of $1.40 for a period of 24 months from closing.

The fair value of the 1,199,999 common share purchase warrants granted during the period has been estimated to be $284,400 using the Black-Scholes option pricing model. In determining this value, the following assumptions were used: risk-free interest rate of 3.89%, dividend yield of 0%, expected stock volatility of 102% and an expected life of 24 months.

In connection with the offering the Company was required to pay out of their working capital a cash finder's fee of 8% of the gross proceeds raised under the private placement and they were also required to issue finder's options to acquire non-flow-through units of the Company at a price of $0.65 per unit for a period of 24 months from closing (Note 6(d)(viii)).

The fair value of the 240,000 common share purchase warrants granted during the period has been estimated to be $85,200 using the Black-Scholes option pricing model. In determining this value, the following assumptions were used: risk-free interest rate of 3.89%, dividend yield of 0%, expected stock volatility of 102% and an expected life of 24 months.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Financial Statements
May 31, 2007, 2006 and 2005

6.	Share capital (Continued)

(b) Issued (Continued)

(xv)

On March 16, 2007, the Company closed a non-brokered private placement for gross proceeds of $1,462,500. The private placement consists up to 3,250,000 units (the "Units") at a price of $0.45 per Unit. Each Unit consists of one common share of the Company and one-half of one common share purchase warrant ("Warrant"). Each whole Warrant is exercisable to acquire one common share of the Company at a price of $0.65 for a period of 24 months from closing.

The fair value of the 1,625,000 common share purchase warrants granted during the period has been estimated to be $339,625 using the Black-Scholes option pricing model. In determining this value, the following assumptions were used: risk-free interest rate of 3.87%, dividend yield of 0%, expected stock volatility of 103% and an expected life of 24 months.

In connection with the offering the Company has agreed to pay a cash finder's fee of 8% of the gross proceeds raised under the private placement and also to issue finder's options to acquire Units of the Company at a price of $0.45 per Unit for a period of 24 months from closing.

The fair value of the 325,000 common share purchase warrants granted during the period has been estimated to be $80,600 using the Black-Scholes option pricing model. In determining this value, the following assumptions were used: risk-free interest rate of 3.87%, dividend yield of 0%, expected stock volatility of 103% and an expected life of 24 months.

(xvi)

The flow-through renunciation from the private placements listed in Note 6(b)(xiv) creates a future income tax liability of approximately $563,472 which was allocated as a cost of issuing the flow-through shares after December 31, 2006.

7.	Warrants

The following is continuity of warrants for the years ended May 31, 2007, 2006 and 2005:

	Number of	Weighted Average
	Warrants	Exercise Price

Balance, May 31, 2004 and May 31, 2003	-	$-
Issued	602,500	1.44

Balance, May 31, 2005	602,500	1.44
Issued	3,435,238	1.63
Expired/cancelled	(602,500)	(1.44)

Balance, May 31, 2006	3,435,238	1.63
Issued (Note 5(b)(iii),Note 5(c)(iii),Note 5(d),Note 6(b)(xiv)(xv))	4,189,999	0.91
Expired/cancelled	(1,043,654)	1.60

Balance, May 31, 2007	6,581,583	$1.18

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Financial Statements
May 31, 2007, 2006 and 2005

7.	Warrants (Continued)

The following are the warrants outstanding at May 31, 2007:

	Number of	Black-Scholes	Exercise	Expiry
	Warrants	Value	Price	Date

(Note 5(c)(iii))	350,000	$74,550	$0.70	February 28, 2008
(Note 5(d))	250,000	78,000	$1.00	November 29, 2008
(Note 6(b)(xiv))	1,199,999	284,400	$1.40	December 22, 2008
(Note 6(b)(xiii))	1,992,987	1,335,301	$1.75	March 27, 2009
(Note 6(b)(xiii))	398,597	301,738	$1.10	March 27, 2009
(Note 6(b)(xv))	1,625,000	339,625	$0.65	March 16, 2009
(Note 5(b)(iii))	200,000	32,200	$1.40	February 8, 2010
(Note 6(b)(xiv))	240,000	85,200	$0.65	December 22, 2008
(Note 6(b)(xv))	325,000	80,600	$0.45	March 16, 2009

	6,581,583	$2,611,614

The following are the warrants outstanding at May 31, 2006:

	Number of	Black-Scholes	Exercise	Expiry
	Warrants	Value	Price	Date

(Note 6(b)(ix))	449,552	$178,023	$1.75	August 31, 2006
(Note 6(b)(ix))	209,910	108,733	1.25	August 31, 2006
(Note 6(b)(x))	285,160	111,498	1.75	September 15, 2006
(Note 6(b)(x))	59,032	30,342	1.25	September 15, 2006
(Note 6(b)(xi))	40,000	21,360	1.25	October 19, 2006
(Note 6(b)(xiii))	1,992,987	1,335,301	1.75	March 27, 2009
(Note 6(b)(xiii))	398,597	301,738	1.10	March 27, 2009

	3,435,238	$2,086,995

The following are the warrants outstanding at May 31, 2005:

	Number	Black-
	of	Scholes	Exercise	Expiry
	Warrants	Value	Price	Date

(Note 6(b)(v))	502,500	$138,188	$1.50	December 23, 2005
(Note 6(b)(v))	100,000	35,200	1.15	December 23, 2005

	602,500	$173,388

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Financial Statements
May 31, 2007, 2006 and 2005

8.	Stock options

The Company maintains an employee stock option plan under which the Board of Directors, or a committee appointed for such purpose, may from time to time grant to employees, officers, directors of, or consultants of the Company, options to acquire common shares in such numbers, for such terms and at such exercise prices, as may be determined by the Board of Directors or such committee.

The stock option plan provides that the maximum number of common shares in the capital of the Company that may be reserved for issuance for all purposes under the stock option plan shall be equal to 10% of the total issued and outstanding common shares and that the maximum number of common shares which may be reserved for issuance to any one optionee pursuant to share options may not exceed 5% of the common shares outstanding at the time of grant.

The options are valid for a maximum of 5 years from the date of issue and the vesting term is 1/4 immediately and 1/4 after 3, 6 and 9 month anniversaries of the date of grant.

The following is continuity of stock options for the years ended May 31, 2007, 2006 and 2005:

	Number	Weighted Average
	of	Exercise
	Stock Options	Price

Balance, May 31, 2004 and May 31, 2003	-	$-
Granted	1,225,000	1.01
Cancelled	(100,000)	1.00

Balance, May 31, 2005	1,125,000	1.06
Granted	1,100,000	1.55

Balance, May 31, 2006	2,225,000	1.28
Granted	1,250,000	1.06
Expired/cancelled	(625,000)	(1.08)

Balance, May 31, 2007	2,850,000	$1.26

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Financial Statements
May 31, 2007, 2006 and 2005

8.	Stock options (Continued)

The following are the stock options outstanding and exercisable at May 31, 2007:

	Options Outstanding			Options Exercisable
		Weighted
		average	Weighted		Weighted
		remaining	average		average
	Number	contractual	exercise	Number	exercise
Expiry Date	of Options	life	price	of Options	price

July 11, 2007	150,000	0.11 years	$1.10	150,000	$1.10
January 6, 2008	200,000	0.60	1.25	200,000	1.25
January 11, 2008	500,000	0.61	1.10	500,000	1.10
October 1, 2009	675,000	2.33	1.00	675,000	1.00
December 20, 2009	75,000	2.55	1.10	75,000	1.10
January 6, 2011	150,000	3.60	1.25	150,000	1.25
April 3, 2011	600,000	3.84	1.80	600,000	1.80
October 31, 2011	500,000	4.42	1.00	500,000	1.00

	2,850,000	2.55 years	$1.22	2,850,000	$1.22

The stock options have been expensed as follows:

	Number	Cumulative	Expensed	Remainder	Total
	of	expensed at	at	to be	stock option
	Stock options	May 31, 2006	May 31, 2007	expensed	compensation

(i)	675,000	$800,100	$-	$-	$800,100
(i)	75,000	62,850	-	-	62,850
(i)	150,000	97,050	-	-	97,050
(i)	200,000	79,975	57,125	-	137,100
(i)	150,000	68,338	48,812	-	117,150
(i)	600,000	241,000	482,000	-	723,000
(ii)	500,000	-	255,500	-	255,500
(ii)	150,000	-	60,750	-	60,750
(ii)	500,000	-	365,000	-	365,000
(ii)	100,000	-	89,500	-	89,500

	3,100,000	$1,349,313	$1,358,687	$-	$2,708,000

(i)

The values assigned were estimated using the Black-Scholes option pricing model with the following assumptions: expected dividend yield - 0%; expected volatility - 103.23% to 167.25%; risk-free interest rates - 3.44% to 4.15% and an expected average life of 2 to 5 years.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Financial Statements
May 31, 2007, 2006 and 2005

8.	Stock options (Continued)

(ii)

The values assigned were estimated using the Black-Scholes option pricing model with the following assumptions: expected dividend yield - 0%; expected volatility - 92% to 143%; risk-free interest rates - 3.98% to 4.31% and an expected average life of 1 to 5 years.

The following are the stock options outstanding and exercisable at May 31, 2006:

	Options Outstanding			Options Exercisable
		Weighted
		average	Weighted		Weighted
		remaining	average		average
	Number	contractual	exercise	Number	exercise
Expiry Date	of Options	life	price	of Options	price

January 6, 2008	200,000	1.60 years	$1.25	100,000	$1.25
October 1, 2009	1,050,000	3.33	1.00	1,050,000	1.00
December 20, 2009	75,000	3.55	1.10	75,000	1.10
August 29, 2010	150,000	4.24	1.25	150,000	1.25
January 6, 2011	150,000	4.60	1.25	75,000	1.25
April 3, 2011	600,000	4.84	1.80	150,000	1.80

	2,225,000	3.74 years	$1.28	1,600,000	$1.13

The following are the stock options outstanding at May 31, 2005:

Number	Black-
of	Scholes	Exercise
Stock options	Value	Price	Expiry Date

1,050,000	$800,100	$1.00	October 1, 2009
75,000	62,850	1.10	December 20, 2009

1,125,000	$862,950

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Financial Statements
May 31, 2007, 2006 and 2005

8.	Stock options (Continued)

The following is a continuity of contributed surplus for the years ended May 31, 2007, 2006 and 2005:

Contributed
Surplus

Balance, May 31, 2004 and May 31, 2003	$25,000
Vesting of stock options	775,613

Balance, May 31, 2005	800,613
Stock option compensation	573,700
Expired warrants	173,388

Balance, May 31, 2006	1,547,701
Stock option compensation	1,358,687
Expired warrants	449,956

Balance, May 31, 2007	$3,356,344

9.	Basic and diluted (loss) earnings per share

Basic loss per share is computed by dividing the loss/income for the year by the weighted-average number of common shares outstanding during the year, including contingently issuable shares which are included when the conditions necessary for issuance have been met. Diluted loss per share is calculated in a manner similar to basic loss per share, except the weighted-average shares outstanding are increased to include potential common shares from the assumed exercise of options and warrants, if dilutive. The number of additional shares included in the calculation is based on the treasury stock method for options and warrants.

	2007	2006	2005
Numerator for basic (loss) earnings per share	$(2,239,170)	$(1,003,216)	$(1,485,564)
Numerator for diluted (loss) earnings per share	(2,239,170)	(1,003,216)	(1,485,564)
Denominator:
Weighted average number of common shares - basic	20,848,165	14,883,950	10,904,276
Weighted average number of common shares - diluted	20,848,165	14,883,950	10,904,276
Basic and diluted (loss) earnings per share	$(0.11)	$(0.07)	$(0.14)

Diluted (loss) earnings per share, reflects the maximum possible dilution from the potential exercise of outstanding stock options and warrants, and the conversion of convertible securities. However, the effect of outstanding warrants and stock options is not calculated as the effect would be anti-dilutive.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Financial Statements
May 31, 2007, 2006 and 2005

10.	Income taxes

Future income taxes reflect the net tax effects of temporary timing differences between the carrying amounts of assets and liabilities for financial reporting purposes and the corresponding amounts for income tax purposes. The Company has one future tax liability which arose from a difference between the carrying amount of the resource properties and their tax bases, and one future tax asset resulting from non-capital losses carried forward. The reason for the difference on the resource properties is due to the issuance of flow-through shares to investors which results in the expenditures being renounced to the investors. As a result the tax basis is much lower than the properties carrying amount for accounting purposes. Since the resource property is classified as a long-term asset, the future income tax liability associated thereto is also classified as long-term liability. The future tax liability and asset are as follows:

	2007	2006	2005
Future tax liability:
Resource properties	$(563,472)	$(731,430)	$-

Future tax asset:
Non-capital losses used to reduce the future
income tax liability	563,472	731,430	-

	$-	$-	$-

In accordance with CICA Handbook EIC 146, the benefit of non-capital losses carried forward has been used to reduce the future income tax liability. This requirement has been applied prospectively.

The future tax assets are as follows:

	2007	2006	2005

Future tax assets:
Marketable securities	$58,750	$56,987	$56,987
Capital losses	60,158	60,158	60,158
Non-capital losses	1,387,655	778,991	285,564
Cost of Issue	282,812	284,867	46,026

Total future tax assets	1,789,375	1,181,003	448,735
Non-capital losses transferred to future income
tax liability	(1,294,902)	(731,430)	-
Valuation allowance for future tax assets	494,473	449,573	(448,735)

Net future tax assets	$-	$-	$-

The Company has provided a valuation allowance equal to the future tax assets because it is not presently more likely than not that they will be realized. The Company's income tax (recovery) for each of the years ended is made up as follows:

	2007	2006	2005
Current income tax (recovery)	$-	$-	$-
Future income tax (recovery)	(563,472)	(731,430)	-
Total income tax (recovery)	$(563,472)	$(731,430)	$-

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Financial Statements
May 31, 2007, 2006 and 2005

10.	Income taxes (Continued)

The Company's actual income tax expense for each of the years ended is made up as follows:

	2007	2006	2005

(Loss) before income taxes	$(2,802,642)	$(1,734,646)	$(1,485,564)

Income tax (recovery) at combined Federal and
Provincial rates of 36.12%	(1,012,314)	(626,554)	(536,586)
Non-deductible income tax penalties and interest	-	-	(1,870)
Non-deductible write-down of marketable securities	3,527	-	-
Non-deductible expenses	1,468	-	-
Resource properties - expenses renounced	(563,472)	(731,430)	-
Stock-option compensation	490,758	207,220	280,151
Cost of Issue	(92,103)	(74,093)	(11,506)
Potential income tax recovery not recognized	608,664	493,427	269,811

Income tax (recovery)	$(563,472)	$(731,430)	$-

At May 31, 2007, the Company had unclaimed Canadian and foreign resources pools of $6,660,500 consisting of Canadian Exploration Expenditure of $1,987,500, Canadian Development Expenses of $698,500, Foreign Resource Expenses of $3,974,500, unclaimed share issue cost of $783,000, unclaimed non-capital losses of $3,841,600 and capital losses of approximately $333,100. No benefit from these amounts has been recorded in the financial statements. The non-capital losses will expire as follows:

2008	$15,200
2009	24,900
2010	3,500
2015	747,000
2026	1,366,000
2027	1,685,000

$3,841,600

11.	Segmented information

The Company operates in one segment within the mining industry and two geographic segments for the years ended May 31, 2007, 2006 and 2005.

	2007	2006	2005
Canada	$4,830,552	$5,769,661	$531,853
United States of America	4,386,457	1,881,582	411,874
	$9,217,009	$7,651,243	$943,727

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Financial Statements
May 31, 2007, 2006 and 2005

12.	Related party transactions not disclosed elsewhere

(i)

On June 1, 2004, the Company entered into a management agreement with a company owned by its former President. The total current year payments of $5,000 (2006 - $140,184, 2005 - $140,184) are included in management services expense for the year. Management services expense also includes $6,422 (2006 - $44,993, 2005 - $105,558) in consulting fees and travel expenses paid to the former president and his company.

	(ii)	An amount of $71,750 (2006 - $Nil) was paid to the interim CEO of the Company for consulting services.

(iii)

An amount of $91,000 (2006 - $Nil) was paid to the new President and CEO of the Company for consulting services. Also, $14,000 (2006 - $Nil) in car and office allowances and $13,822 (2006 - $Nil) in travel expenses was paid.

	(iv)	An amount of $70,000 (2006 - $Nil) was paid to a company for consulting services. The company is related to the Company because a director of the Company is affiliated with the company.

	(v)	An amount of $21,000 (2006 - $12,000 and 2005 - $Nil) consulting fee was also paid to the Chief Financial Officer of the Company.

	(vi)	The Company provided a loan of $90,000 to the new President and CEO of the Company. The loan is unsecured, bears no interest and is due on October 31, 2009.

These transactions were in the normal course of operations and were measured at the exchange value which is represented the amount of consideration established and agreed to by the related parties.

13.	Commitments

(i)

The Company is committed to spending $1,559,999 on eligible exploration costs in Canada under the Canada Revenue Agency flow-through program before December 31, 2007 arising from the flow-through offering in December 2006.

	(ii)	The Company is obligated to pay minimum lease payments of $68,425 per annum under a premise lease agreement expiring in November 2008.

(iii)

The Company is obligated to pay $40,000 option costs before July 11, 2007, incur an additional $250,000 in exploration expenditures before August 31, 2007, and issue an additional 60,000 common shares before July 11, 2008 pursuant to the agreement of the Red Lake Project.

	(iv)	The Company is obligated to incur an additional $250,000 in exploration expenditures before September 30, 2007 pursuant to the agreement of the Rice Lake Project.

(v)

The Company is obligated to pay $65,000 option costs before November 1, 2008, incur an additional $600,000 in exploration expenditures before December 31, 2008, and issue an additional 175,000 common shares before November 1, 2008 pursuant to the agreement of the Rocky Ridge Project.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Financial Statements
May 31, 2007, 2006 and 2005

14.	Financial instruments

Fair value of financial instruments

The Company's financial instruments include cash and cash equivalents, short term investments, marketable securities, sundry receivables and accounts payable and accrued liabilities. The carrying value of these financial instruments approximates their fair value due to the short term nature of these items.

Commodity price risk

The ability of the Company to develop its properties and the future profitability of the Company is directly related to the market price of certain minerals. If the Company locates a mineral deposit, it will be subject to commodity price risk.

15.	Subsequent events

(i)

On June 20, 2007, the Company announced that it has fulfilled the terms of its option agreement with Mill City relating to the Company’s right to earn an undivided 60% interest in the 28 square-mile Pony Creek/Elliott Dome property (the “Property”) located on the Carlin Trend in north central Nevada.

Under the terms of the option agreement with Mill City, dated April 14, 2005 (the “Option Agreement”), the Company had a right to earn an undivided 60% interest in the Property by spending US$3,500,000 over three years. The Company recently presented a detailed accounting of its US$3,500,000 exploration program completed to date, as well as plans for exploration moving forward.

Mill City accepted in writing on June 20, 2007, the Company’s earn-in and further, Mill City has informed the Company that, as per the terms of the Option Agreement, it will exercise its option to dilute its 40% participating interest to a 20% carried interest, up to and including the date on which the Bankable Feasibility Study is completed by the Company. At that time Mill City shall convert its 20% carried interest to a 20% participating interest. The acceptance by Mill City of the terms of the Company’s earn in, immediately converts the Company’s 60% interest to an 80% interest in the Property.

(ii)

On July 6, 2007, the Company closed the brokered private placement with Bolder Investment Partners, Ltd. (the "Agent") previously announced on May 23, 2007. The Brokered Placement resulted in the issuance by the Company of a total of 8,589,000 units in the capital of the Company (the “Units”) at a purchase price of $0.40 per Unit for gross proceeds of $3,435,600 under the Brokered Placement. Each Unit consists of one common share of the Company and one-half of one common share purchase warrant ("Warrant"). Each whole Warrant is exercisable to acquire one further common share of the Company at a price of $0.65 for a period of 24 months from closing.

The fair value of the 4,294,500 common share purchase warrants has been estimated to be $704,298 using the Black-Scholes option pricing model. In determining this value, the following assumptions were used: risk-free interest rate of 4.72%, dividend yield of 0%, expected stock volatility of 97% and an expected life of 24 months.

In connection with the Brokered Placement, the Company paid a cash fee to the Agent of 8% of the gross proceeds raised under the Brokered Placement and also issued broker options to acquire 8% of the total number of Units issued under the Brokered Placement at a price of $0.40 per Unit for a period of 24 months from closing. In addition, the Company also paid a cash work fee of $7,500 for certain services of the Agent.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Financial Statements
May 31, 2007, 2006 and 2005

15.	Subsequent events (Continued)

(ii)

(continued) The fair value of the 687,120 common share purchase warrants has been estimated to be $145,670 using the Black-Scholes option pricing model. In determining this value, the following assumptions were used: risk-free interest rate of 4.72%, dividend yield of 0%, expected stock volatility of 97% and an expected life of 24 months.

The Company also closed a non-brokered placement on the same terms as the Brokered Placement for an additional 125,000 Units and further proceeds of $50,000.

The fair value of the 62,500 common share purchase warrants has been estimated to be $10,250 using the Black-Scholes option pricing model. In determining this value, the following assumptions were used: risk-free interest rate of 4.72%, dividend yield of 0%, expected stock volatility of 97% and an expected life of 24 months.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Financial Statements
May 31, 2007, 2006 and 2005

16.	Differences between Canadian GAAP and US GAAP

The Company's financial statements have been prepared in accordance with Canadian GAAP. These principles, as they pertain to the Company's financial statements differ from US GAAP as follows: Under Canadian GAAP, the Company accounted for its stock compensation plan as described in Note 2(k) in the fiscal 2006 audited financial statements under which CICA Handbook Section 3870 requires that compensation for option awards to employees and consultants be recognized in the financial statements at fair value for options granted in fiscal years beginning on or after January 1, 2004. The Company, as permitted by CICA Handbook Section 3870, has adopted this section prospectively for new option awards granted on or after June 1, 2003. Accordingly, a fair value compensation expense is reported for any options that were granted and vested during an interim or fiscal period. Prior to this accounting policy, no compensation expense was required to be recorded for stock option grants under Canadian GAAP for fiscal 2004. For US GAAP purposes, the Company has adopted the provisions of Financial Accounting Standards Board (FASB) Statement 148 effective as of June 1, 2003, which provisions allow the Company to record compensation expense for stock options granted in fiscal 2004 and all future periods based on the estimated fair value of such option, using the prospective method. In December 2004, FASB issued Statement 123 (Revised 2004), "Share-Based Payment," which mandates the recording of compensation expense based on the fair value of such options.

Prior to June 1, 2003, the Company accounted for its stock-based compensation plan for US GAAP purposes under FASB statement 123, under which no compensation expense was required to be recognized in fiscal 2003.

For the years ended May 31, 2007, 2006 and 2005, the Company's accounting for stock option grants under US GAAP is substantially equivalent to the accounting under Canadian GAAP. As such, the expense recorded for US GAAP purposes would be equal to the expense recorded for Canadian GAAP purposes for the years ended May 31, 2007, 2006 and 2005. Had the Company adopted (FASB) Statement 148 for 2004, there would be no effect on earnings since no stock options were issued in that year.

Under Canadian GAAP, the Company accounts for its exploration costs as described in Note 2(e) of the audited annual financial statements for May 31, 2007, while under US GAAP, exploration costs cannot be capitalized and are expensed as incurred. Mineral property rights relating to the properties are capitalized and they are tested for impairment.

Under Canadian GAAP, marketable securities and long-term investments are carried at the lower of cost of market, and adjustments to the carrying value are shown as an expense on the statement of operations. Under US GAAP marketable equity securities are carried at market value, and adjustments to the carrying value are shown as a component of shareholder's equity (if the securities are classified as available-for-sale securities) or as gain or loss in the statement of operations (if the securities are classified as trading securities).

Canadian GAAP provides that a tax benefit be recorded in the statement of operations to reflect the recovery of future income taxes relating to the renunciation of resource property expenditures to the Company's flow-through share investors (see Note 8). US GAAP has no such provision; consequently, the US GAAP statement of operations contains no such tax benefit.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Financial Statements
May 31, 2007, 2006 and 2005

16.	Differences between Canadian GAAP and US GAAP (Continued)

Had the Company's balance sheets as at May 31, 2007 and May 31, 2006 been prepared using US GAAP, such balance sheets would be presented as follows:

	May 31, 2007	May 31,2006

Assets
Current assts
Cash	$1,299,277	$3,802,800
Marketable securities	-	9,766
GST receivable	221,931	130,297
Prepaid expenses	158,692	20,637
Exploration advances, net	312,491	271,977

	1,992,391	4,235,477

Due from a related party	90,000	-
Mineral property rights	1,677,568	1,218,563

	$3,759,959	$5,454,040

Liabilities and Shareholders' Equity
Current liabilities
Accounts payable and accrued liabilities	$416,774	$421,502

Shareholders' equity
Share capital
Authorized - unlimited common shares
Issued
Common shares	12,314,605	10,274,731
Additional "paid-in" capital	648,344	198,388
Warrants	2,611,614	2,086,995
Cumulative adjustments to marketable securities	(315,539)	(315,539)
Deferred stock-option compensation	2,708,000	1,349,313
Deficit accumulated before change to a exploration
stage company	(3,133,943)	(3,133,943)
Deficit accumulated during the exploration stage	(11,489,896)	(5,427,407)

	3,343,185	5,032,538

	$3,759,959	$5,454,040

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Financial Statements
May 31, 2007, 2006 and 2005

16.	Differences between Canadian GAAP and US GAAP (Continued)

Under US GAAP, exploration stage companies are required to provide cumulative-from-inception information relating to income statements, statements of cash flows, and statements of changes in shareholders' equity. Inception has been deemed to be March 26, 2004, the date on which the Company, at a shareholders' meeting, made the decision to return to the business of exploration as its primary business focus. Had the Company's statements of operations and deficit been prepared using US GAAP, such statements would have included cumulative-from-inception amounts in addition to amounts for fiscal 2007, 2006 and 2005 Such statements under US GAAP are as follows:

Statements of Operations and Comprehensive Loss

				Cumulative
				from date
	Year ended May 31,			of inception
	2007	2006	2005	("March 26, 2004")

Expenses
General exploration	$3,259,847	$1,938,742	$257,899	$5,457,050
Management services	381,384	205,203	262,863	849,450
Investor relations, business
development and reporting
issuer maintenance costs	441,612	343,166	234,108	1,025,383
Bad debt	-	-	-	1,235
Professional fees	317,768	229,298	172,089	733,939
Office and administration	173,741	213,279	40,891	451,056
Flow-through interest expense	141,366	-	-	141,366
Gain on forgiveness of debt	-	-	-	(35,667)
Share based compensation	1,358,687	573,700	775,613	2,708,000
Failed merger costs	-	170,000	-	170,000
Write-down of marketable
securities	9,766	-	-	9,766

(Loss) before the under noted	(6,084,171)	(3,673,388)	(1,743,463)	(11,511,578)

Interest income	21,682	-	-	21,682
Net (loss) for the year and
date of inception	(6,062,489)	(3,673,388)	(1,743,463)	(11,489,896)

Comprehensive (loss) items:
Write-down of marketable
securities	-	-	-	(15,234)

Comprehensive (loss) for the year	$(6,062,489)	$(3,673,388)	$(1,743,463)	$(11,505,130)
(Loss) per common share
Basic	$(0.29)	$(0.25)	$(0.20)
Diluted	$(0.29)	$(0.25)	$(0.20)

Comprehensive (loss) per
common share
Basic	$(0.29)	$(0.25)	$(0.20)
Diluted	$(0.29)	$(0.25)	$(0.20)

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Financial Statements
May 31, 2007, 2006 and 2005

16.	Differences between Canadian GAAP and US GAAP (Continued)

Statements of Changes in Shareholders' Equity

The changes in common shares from March 26, 2004 (date the Company became a exploration stage enterprise) as required by US GAAP is disclosed below:

		Amount
		Under
	Shares	US GAAP
Common shares before change to a exploration stage company
and as of May 31, 2004	3,270,998	$3,378,444
Stock split (3 for 1)	6,541,996	-
Private placement	120,000	120,000
Private placement	150,000	150,000
Mineral property acquisition	400,000	4,000
Private placement	175,000	175,000
Private placement	1,005,000	1,005,000
Warrant valuation	-	(138,188)
Mineral property acquisition	118,500	159,975
Mineral property acquisition	70,000	86,800
Cost of issue - warrant valuation	-	(35,200)
Cost of issue - cash laid out	-	(124,081)

Balance, May 31, 2005	11,851,494	4,781,750
Private placement	2,019,104	2,523,880
Debt conversation	80,000	100,000
Warrant valuation	-	(178,023)
Private placement	590,320	737,900
Warrant valuation	-	(111,498)
Shares issued for a finders' fee	160,000	200,000
Private placement	400,000	500,000
Private placement	3,985,974	4,384,571
Warrant valuation	-	(1,335,301)
Cost of issue - broker warrant valuation	-	(462,173)
Cost of issue - cash laid out	-	(866,375)

Balance, May 31, 2006	19,086,892	10,274,731
Private placement	2,399,998	1,559,999
Warrant valuation	-	(284,400)
Mineral property acquisition	50,000	34,500
Mineral property acquisition	55,000	22,000
Private placement	3,250,000	1,462,500
Warrant valuation	-	(339,625)
Cost of issue - cash laid out	-	(249,300)
Cost of issue - finder options valuation	-	(165,800)

Balance, May 31, 2007	24,841,890	$12,314,605

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Financial Statements
May 31, 2007, 2006 and 2005

16.	Differences between Canadian GAAP and US GAAP (Continued

Other changes in shareholders' equity are presented as follows:

Additional paid in capital

Balance, May 31, 2004 and 2005	$25,000
Expired warrants	173,388
Balance, May 31, 2006	198,388
Expired warrants	449,956

Balance, May 31, 2007	$648,344

Warrants

Balance, May 31, 2004	$-
Issued	173,388

Balance, May 31, 2005	173,388
Issued	2,086,995
Expired	(173,388)

Balance, May 31, 2006	2,086,995
Issued	974,575
Expired	(449,956)

Balance, May 31, 2007	$2,611,614

Cumulative adjustments to marketable securities

Balance, June 1, 2001	$(85,625)
Comprehensive loss items	(121,100)
Balance, May 31, 2002	(206,725)
Comprehensive loss items	(88,580)

Balance, May 31, 2003	(295,305)
Comprehensive loss items	(5,000)

Balance, March 26, 2004	(300,305)
Comprehensive loss items	(15,234)

Balance, May 31, 2005, and May 31, 2006	(315,539)
Comprehensive loss items	-

Balance, May 31, 2007	$(315,539)

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Financial Statements
May 31, 2007, 2006 and 2005

16.	Differences between Canadian GAAP and US GAAP (Continued)

Deferred stock-option compensation
Balance, May 31, 2004	$-
Vesting of stock options	775,613
Balance, May 31, 2005	775,613
Vesting of stock options	573,700
Balance, May 31, 2006	1,349,313
Vesting of stock options	1,358,687
Balance, May 31, 2007	$2,708,000

Deficit accumulated during the development stage

Balance, March 26, 2004	$-
Net loss	4,678
Comprehensive loss items	(15,234)

Balance, May 31, 2004	(10,556)
Net loss	(1,743,463)

Balance, May 31, 2005	(1,754,019)
Net loss	(3,673,388)

Balance, May 31, 2006	(5,427,407)
Net loss	(6,062,489)

Balance, May 31, 2007	$(11,489,896)

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Financial Statements
May 31, 2007, 2006 and 2005

16.	Differences between Canadian GAAP and US GAAP (Continued)

Had the Company's statements of cash flows been prepared using US GAAP, such statements would have included cumulative from inception amounts in addition to amounts for the fiscal 2007, 2006 and 2005.

Such statements under US GAAP are as follows:

Statements of Cash Flows

				Cumulative
				from date
	Year ended May 31,			of inception
	2007	2006	2005	("March 26, 2004")

Cash flows from operating activities
Net (loss) income for the year	$(6,062,489)	$(3,673,388)	$(1,743,463)	$(11,489,896)
Items not involving cash:
Forgiveness of debt	-	-	-	(35,667)
Write-down of marketable securities	9,766	-	-	9,766
Write-off of bad debts	-	-	-	1,235
Stock-option based compensation	1,358,687	573,700	775,613	2,708,000
Change in non-cash operating
working activities:
GST receivable	(91,634)	(105,309)	(24,498)	(227,111)
Prepaid expenses	(138,055)	(14,967)	(5,670)	(153,022)
Due from a related party	(90,000)	-	-	(90,000)
Accounts payable and accrued
liabilities	(4,728)	288,486	94,759	423,505

Cash flows (used in) operating activities	(5,018,453)	(2,931,478)	(903,259)	(8,853,190)

Cash flows from financing activities
Repayment of loans from related parties	-	-	(28,594)	(28,594)
Share/warrant issuance	3,022,499	8,146,351	1,450,000	12,618,850
Cost of issue	(249,300)	(866,375)	(124,081)	(1,239,756)
Proceeds from loan	-	175,000	-	175,000
Repayment of loan	-	(75,000)	-	(75,000)

Cash flows from financing activities	2,773,199	7,379,976	1,297,325	11,450,500

Cash flows from investing activities
Exploration advances	(40,514)	(271,977)	-	(312,491)
Purchase of mineral property rights	(217,755)	(617,788)	(150,000)	(985,543)

Cash flows (used in) investing activities	(258,269)	(889,765)	(150,000)	(1,298,034)

Change in cash and cash
equivalents during the period	(2,503,523)	3,558,733	244,066	1,299,276
Cash and cash equivalents,
beginning of year	3,802,800	244,067	1	1

Cash and cash equivalents, end of year $	1,299,277	$3,802,800	$244,067	$1,299,277

Supplement schedule of non-cash transaction
Share issuance included in mining
interest	$56,500	$200,000	$250,775	$507,275
Warrant issuance included in mining
interest	$184,750	$-	$-	$184,750

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Financial Statements
May 31, 2007, 2006 and 2005

16.	Differences between Canadian GAAP and US GAAP (Continued)

Recent US GAAP accounting pronouncements

In March 2004, the FASB ratified a consensus reached by the Emerging Issues Task Force ("EITF") on issue No. 04-2 entitled "Whether Mineral Rights are Tangible or Intangible Assets". This consensus requires that costs to acquire mineral rights (defined as the legal rights to explore, extract and retain at least a portion of the benefits from mineral deposits) as tangible assets. This consensus was effective for years beginning after March 2004 and has been applied in the May 31, 2005 balance sheet. Prior to the adoption of this consensus, the Company accounted for mineral rights costs with exploration costs as expense when incurred.

In March 2005, the FASB issued FASB Interpretation (FIN) No. 47, "Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143" (FIN 47). FIN 47 clarifies that conditional asset retirement obligations meet the definition of liabilities and should be recognized when incurred if their fair values can be reasonably estimated. The Company was required to adopt FIN 47 during the year ended May 31, 2007; the implementation did not have any effect on the Company's financial statements as the Company does not yet have significant assets which the Company is obligated to retire In March 2005, the FASB ratified a consensus reached by the EITF on the issue No. 04-6 entitled "Accounting for Stripping Costs Incurred during Production in the Mining Industry". This Consensus affects the accounting for costs of removing overburden and waste materials during the production phase of a mine. The consensus requires that stripping costs are to be accounted for as variable production costs and charged to operations during the period that the stripping costs are incurred. This consensus is required to be adopted in the fiscal year ending May 31, 2007. This consensus has no effect in the current fiscal year since the Company is not yet in the production phase.

In May 2005, the FASB issued Statement 154, "Accounting Changes and Error Corrections, effective for accounting changes and error corrections made in the fiscal years beginning after December 15, 2005, has been introduced and requires, unless impracticable, retroactive application as the required method for reporting changes in accounting principles in the absence of transitional provisions specific to the newly adopted accounting principle. The adoption of this accounting principle had no effect on the financial statements.

In July 2006, the FASB issued FASB Interpretation No.48, "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective in fiscal years beginning after December 15, 2006. The provisions of FIN 48 are to be applied to all tax positions upon initial adoption, with the cumulative effect adjustment reported as an adjustment to the opening balance of retained earnings. The Company does not expect a material effect on the financial statements from the adoption of this standard.

In September 2006, the FASB issued Statement 157 "Fair Value Measurements". Statement 157 will become effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. The Company is currently evaluating the potential impact, if any, that the adoption of Statement 157 "Fair Value Measurements" will have on the financial statements.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Financial Statements
May 31, 2007, 2006 and 2005

16.	Differences between Canadian GAAP and US GAAP (Continued)

Recent US GAAP accounting pronouncements (Continued)

In February 2007, the FASB issued Statement 159 "Fair Value Option". Statement 159 will become effective for financial statements issued for fiscal years beginning November 15, 2007, and interim periods within those fiscal years. This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This statement is expected to expand the use of fair value measurement for accounting for financial instruments. The Company is currently evaluating potential impact, if any, that the adoption of Statement 159 "Fair Value Option" will have on the statements.

17.	Comparative figures

Certain comparative figures have been reclassified to conform with the current year's presentation.